UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Dice Holdings, Inc.
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
253017107
(CUSIP Number)
Peter Ezersky QCP GP Investors II LLC 375 Park Avenue New York, New York 10152 (212) 418-1700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 15, 2010
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	253017107
1.	Names of Reporting Persons. QCP GP Investors II LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 16,311,598
	8.	Shared Voting Power
	9.	Sole Dispositive Power 16,311,598
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,311,598
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ See Item 5 and Item 6
13.	Percent of Class Represented by Amount in Row (11) 25.2%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No.	253017107
1.	Names of Reporting Persons. Quadrangle GP Investors II LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 16,311,598
	8.	Shared Voting Power
	9.	Sole Dispositive Power 16,311,598
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,311,598
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ See Item 5 and Item 6
13.	Percent of Class Represented by Amount in Row (11) 25.2%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	253017107
1.	Names of Reporting Persons. Quadrangle Capital Partners II LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 14,200,101
	8.	Shared Voting Power
	9.	Sole Dispositive Power 14,200,101
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,200,101
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ See Item 5 and Item 6
13.	Percent of Class Represented by Amount in Row (11) 21.9%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	253017107
1.	Names of Reporting Persons. Quadrangle Select Partners II LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 379,875
	8.	Shared Voting Power
	9.	Sole Dispositive Power 379,875
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 379,875
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ See Item 5 and Item 6
13.	Percent of Class Represented by Amount in Row (11) 0.6%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	253017107
1.	Names of Reporting Persons. Quadrangle Capital Partners II-A LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 1,691,997
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,691,997
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,691,997
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ See Item 5 and Item 6
13.	Percent of Class Represented by Amount in Row (11) 2.6%
14.	Type of Reporting Person (See Instructions) PN

Schedule 13D/A

This Amendment No. 2 to Schedule 13D relates to the Schedule 13D filed by QCP GP Investors II LLC, Quadrangle GP Investors II LP, Quadrangle Capital Partners II LP, Quadrangle Select Partners II LP and Quadrangle Capital Partners II-A LP (collectively, the “Reporting Persons”) with the Securities and Exchange Commission on February 29, 2008 and amended on March 18, 2008 (as amended, the “Schedule 13D”), relating to the Common Stock, $0.01 par value per share (the “Shares”), of Dice Holdings, Inc. (the “Issuer”).  The address of the principal executive office of the Issuer is 1040 Avenue of the Americas, 16th Floor, New York, NY 10016. Unless set forth below, all Items are unchanged from the Schedule 13D.  Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2.  Identity and Background

Item 2(a) is hereby amended and restated in its entirety:

This Schedule 13D is filed jointly by: (i) QCP GP Investors II LLC; (ii) Quadrangle GP Investors II LP; (iii) Quadrangle Capital Partners II LP; (iv) Quadrangle Select Partners II LP; and (v) Quadrangle Capital Partners II-A LP (collectively, the “Reporting Persons”).

QCP GP Investors II LLC is the general partner of Quadrangle GP Investors II LP, which is the general partner of each of Quadrangle Capital Partners II LP, Quadrangle Select Partners II LP and Quadrangle Capital Partners II-A LP (collectively, the “QCP II Funds”).  Each of QCP GP Investors II LLC and Quadrangle GP Investors II LP may be deemed to be the beneficial owner of the Shares (as defined herein) held by the QCP II Funds.

The managing members who control QCP GP Investors II LLC are Peter Ezersky, Michael Huber, Edward Sippel and Joshua Steiner (collectively, the “Managing Members”).

Item 2(f) is hereby amended and restated in its entirety:

Each of the Reporting Persons is organized under the laws of the State of Delaware.  Each of the Managing Members is a citizen of the United States.

Item 4.  Purpose of Transaction

Item 4 is hereby amended and restated in its entirety as follows:

On December 9, 2010, the Issuer entered into an Underwriting Agreement (the “Underwriting Agreement”) with certain selling stockholders (including Quadrangle Capital Partners II LP, Quadrangle Select Partners II LP and Quadrangle Capital Partners II-A LP) and Jefferies & Company, Inc., acting on behalf of itself and as the representative of the underwriters listed in Schedule B thereto.  Pursuant to the Underwriting Agreement, Quadrangle Capital Partners II LP, Quadrangle Select Partners II LP and Quadrangle Capital Partners II-A LP sold 5,522,557, 147,736 and 658,034 Shares, respectively, to the underwriters.

In accordance with the Underwriting Agreement, Quadrangle GP Investors II LP and each of the QCP II Funds entered into a Lock-Up Agreement with the Representatives pursuant to which each agreed that, for a period of 90 days after December 9, 2010, it will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any Shares or securities convertible into or exchangeable or exercisable for any Shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of Shares, whether any of these transactions are to be settled by delivery of Shares or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Jefferies & Company, Inc. Certain transfers are permitted (1) pursuant to a will, other testamentary document or applicable laws of descent, (2) as a bona fide gift or (3) to a family member or trust, provided that, in each case, the transferee agrees to be bound in writing by the terms of the agreement prior to such transfer and no filing by any party (donor, donee, transferor or transferee) under the Securities Exchange Act of 1934,  as amended (the “Exchange Act”), shall be required or shall be voluntarily made in connection with such transfer (other than a filing on Form 5 made when required) and such transfer shall not involve a disposition for value (provided that in the case of transferees that are charitable organizations or trusts that receive Shares from QCP GP Investors II LLC  or any of its affiliates,  the lock-up agreements applicable to such entities will permit such transferees to collectively sell under Rule 144 of the Securities Act up to an aggregate number of Shares through Jefferies & Company, Inc. equal to 0.2% of the Shares outstanding immediately prior to the public offering provided that no such sales are made during the first 7 days of the “lock-up” period).  Transfers are also permitted to an entity’s wholly-owned subsidiary or the partners, members, stockholders or affiliates of such entity, or to a charitable or family trust, so long as the transferee agrees to be bound by the terms of a similar lock up agreement prior to such transfer and no filing by any party is required or shall be voluntarily made under the Exchange Act (other than certain Form 4 and Form 5 filings when required and such transfer shall not involve a disposition for value).  In addition,  the establishment of Rule 10b5-1 trading plans are permitted provided that no transactions thereunder are made until after the end of the 90-day period and no public disclosure of such plans shall be required or voluntarily made until after the end of the 90-day period.  However, in the event that either (1) during the last 17 days of the “lock-up” period, the Issuer releases earnings results or material news or a material event relating to the Issuer occurs or (2) prior to the expiration of the “lock-up” period, the Issuer announces that the Issuer will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in each case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Jefferies & Company, Inc.  waives, in writing such an extension.

Jefferies & Company, Inc. may, in its sole discretion and at any time or from time to time before the termination of the 90-day period, without notice, release all or any portion of the securities subject to lock-up agreements.

The Shares to which this statement relates were acquired by the Reporting Persons for general investment purposes.  The Reporting Persons intend to review their holdings in the Issuer on a continuing basis and, depending upon the price and availability of the Issuer securities, subsequent developments affecting the Issuer, the business prospects of the Issuer, general stock market and economic conditions, tax considerations and other factors deemed relevant, may consider increasing or decreasing their investment in the Issuer.  As part of this ongoing review, the Reporting Persons have engaged and/or may in the future engage, legal and financial advisors to assist them in such review and in evaluating strategic alternatives that are or may become available with respect to their holdings in the Issuer.

Except as set forth in this Statement, none of the Reporting Persons has any plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)

As of the date hereof, (i) Quadrangle GP Investors II LP holds 39,625 Shares, or less than 0.1% of the outstanding Shares; (ii) Quadrangle Capital Partners II LP holds 14,200,101 Shares, or approximately 21.9% of the outstanding Shares; (iii) Quadrangle Select Partners II LP holds 379,875 Shares, or approximately 0.6% of the outstanding Common Stock; and (iv) Quadrangle Capital Partners-A LP holds 1,691,997 Shares, or approximately 2.6% of the outstanding Shares.

Each of QCP GP Investors II LLC (as the general partner of Quadrangle GP Investors II LP), and Quadrangle GP Investors II LP (as the general partner of the QCP II Funds) may be deemed to beneficially own in the aggregate 16,311,598 Shares, or approximately 25.2% of the outstanding Shares.  The above ownership percentages are based on the number of outstanding Shares as disclosed in the Issuer’s prospectus supplement dated December 9, 2010.

Each of the Reporting Persons expressly disclaims beneficial ownership of any Shares not held directly by such Reporting Person.

(b)

QCP GP Investors II LLC

(i)	Sole power to vote or to direct the vote:	16,311,598
(ii)	Shared power to vote or to direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition of:	16,311,598
(iv)	Shared power to dispose or to direct the disposition of:	0

Quadrangle GP Investors II LP

(i)	Sole power to vote or to direct the vote:	16,311,598
(ii)	Shared power to vote or to direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition of:	16,311,598
(iv)	Shared power to dispose or to direct the disposition of:	0

Quadrangle Capital Partners II LP

(i)	Sole power to vote or to direct the vote:	14,200,101
(ii)	Shared power to vote or to direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition of:	14,200,101
(iv)	Shared power to dispose or to direct the disposition of:	0

Quadrangle Select Partners II LP

(i)	Sole power to vote or to direct the vote:	379,875
(ii)	Shared power to vote or to direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition of:	379,875
(iv)	Shared power to dispose or to direct the disposition of:	0

Quadrangle Capital Partners II-A LP

(i)	Sole power to vote or to direct the vote:	1,691,997
(ii)	Shared power to vote or to direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition of:	1,691,997
(iv)	Shared power to dispose or to direct the disposition of:	0

(c)

Please see Item (4), which is hereby incorporated by reference. Except as set forth in Item (4), none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the Managing Members, has engaged in any transaction since March 14, 2008, the most recent filing on Schedule 13D by the Reporting Persons with respect to the Shares.

(d)      Inapplicable.

(e)      Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated in its entirety as follows:

Except as set forth in this Statement, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

The QCP II Funds are parties to the Institutional and Management Shareholders Agreement, dated as of July 23, 2007, among the QCP II Funds, General Atlantic Partners 79, L.P., GapStar, LLC, GAP-W Holdings, L.P., GAP Coinvestments III, LLC, GAP Coinvestments IV, LLC and GAPCO GmbH & Co. KG (collectively, the “General Atlantic Entities”) and certain management shareholders named therein (the “Shareholders Agreement”).

The Shareholders Agreement provides that the QCP II Funds are entitled to designate up to three members of the Company’s board of directors and that the General Atlantic Entities are entitled to designate up to three members of the Company’s board of directors and requires that the QCP II Funds and the General Atlantic Entities vote their respective Shares in favor of such designees.  The Shareholders Agreement also contains provisions restricting the transfer of the Issuer’s securities and provides each of the QCP II Funds and the General Atlantic Entities with demand registration rights.  The Shareholders Agreement is filed as Exhibit 4.2 to the Issuer’s Current Report on Form 8-K (File No. 001-33584) filed with the Securities and Exchange Commission on July 23, 2007.

Given the terms of the Shareholders Agreement, the Reporting Persons together with the General Atlantic Entities and their affiliates and the management shareholders named therein may be deemed to constitute a “group” that, as of the date hereof, collectively beneficially owns approximately 38,925,411 Shares, or 60.1%, of the Issuer’s total number of Shares outstanding for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.  The Reporting Persons and the other parties to the Shareholders Agreement acknowledge they are acting as a “group” solely for the purpose of causing the Company to qualify as a controlled company under Section 303A.00 of the New York Stock Exchange Listed Company Manual.  The Share ownership reported herein by the Reporting Persons does not include any Shares owned by the other parties to the Shareholders Agreement (other than Shares owned by the QCP II Funds and Quadrangle GP Investors II LP).  Each Reporting Person disclaims beneficial ownership of the Shares of the Issuer other than the amounts reported on such Reporting Person’s cover page included herein.

Item 7.  Material to be Filed as Exhibits

Exhibit A:  Institutional and Management Shareholders Agreement, dated as of July 23, 2007, among the QCP II Funds, the General Atlantic Entities and certain management shareholders named therein. (1).

Exhibit B:  Joint Filing Agreement, dated as of February 29, 2008. (2)

Exhibit C:  Underwriting Agreement, dated as of December 9, 2010, among the Company, the stockholders named on Schedule A thereto, and Jefferies & Company, Inc., acting on behalf of itself and as representative of the underwriters named on Schedule B thereto. (3)

Exhibit D.  Lock-up Agreement of Quadrangle GP Investors II LP, dated as of December 3, 2010.

Exhibit E.  Lock-up Agreement of Quadrangle Capital Partners II LP, dated as of December 3, 2010.

Exhibit F.  Lock-up Agreement of Quadrangle Select Partners II LP, dated as of December 3, 2010.

Exhibit G.  Lock-up Agreement of Quadrangle Capital Partners II-A LP, dated as of December 3, 2010.

(1) Incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K (File No. 001-33584) filed with the Securities and Exchange Commission on February 29, 2007.

(2) Incorporated by reference to the Schedule 13D.

(3) Incorporated by reference to Exhibit 1.1 of the Issuer’s Current Report on Form 8-K (File No. 001-33584) filed with the Securities and Exchange Commission on December 14, 2010.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 20, 2010

QCP GP INVESTORS II LLC
By:	/s/ Peter Ezersky
Name: Peter Ezersky
Title: Managing Member

QUADRANGLE GP INVESTORS II LP
By:	QCP GP Investors II LLC, as its General Partner
By:	/s/ Peter Ezersky
Name: Peter Ezersky
Title: Managing Member

QUADRANGLE CAPITAL PARTNERS II LP
By:	Quadrangle GP Investors II LP, as its General Partner
By:	QCP GP Investors II LLC, as its General Partner
By:	/s/ Peter Ezersky
Name: Peter Ezersky
Title: Managing Member

QUADRANGLE SELECT PARTNERS II LP
By:	Quadrangle GP Investors II LP, as its General Partner
By:	QCP GP Investors II LLC, as its General Partner
By:	/s/ Peter Ezersky
Name: Peter Ezersky
Title: Managing Member

QUADRANGLE CAPITAL PARTNERS II-A LP
By:	Quadrangle GP Investors II LP, as its General Partner
By:	QCP GP Investors II LLC, as its General Partner
By:	/s/ Peter Ezersky
Name: Peter Ezersky
Title: Managing Member